National Home *Health Care* Corp. 2003 Annual Report




03038409


SEC MAIL
RECEIVED
PROCESSING
NOV 17 2003
WASH. D.C.
187
SECTION

Home is where the care is.

About the Company

National Home Health Care Corp. is a provider of home health care and staffing services in the Northeast region. Through its subsidiaries in New York, the Company provides paraprofessional and staffing services in Southern New York State. Through its subsidiaries in Connecticut, the Company provides a wide variety of skilled nursing, paraprofessional and staffing services throughout the state. Through its subsidiaries in New Jersey, the Company provides paraprofessional and staffing services in Northern New Jersey. Through its subsidiary in Massachusetts, the Company provides skilled nursing and paraprofessional services throughout the state. The Company, which is headquartered in Scarsdale, New York, currently has approximately 3,350 full and part-time employees.


REVENUE
(dollars in millions)
$100
80
60
40
20
0
'01
'02
'03
INCOME FROM OPERATIONS
(dollars in millions)
$10
8
6
4
2
0
'01
'02
'03
NET INCOME
(dollars in millions)
$6
5
4
3
2
1
0
'01
'02
'03

Selected Financial Data


SEC MAIL
RECEIVED
PROCESSING
NOV 17 2003
WASH. D.C.
187

Fiscal Years Ended July 31,	2003	2002	2001	2000	1999
Statement of Operations Data:					
Revenue	$97,235,000	$82,172,000	$74,492,000	$55,574,000	$38,518,000
Operating expenses	87,694,000	73,792,000	67,804,000	51,247,000	36,090,000
Income from operations	9,541,000	8,380,000	6,688,000	4,327,000	2,428,000
Other income (loss):					
Interest income	143,000	227,000	216,000	220,000	385,000
Gain from sale of stock of equity investee	—	—	—	1,602,000	—
(Loss) from equity investee	—	—	—	—	(674,000)
Income before income taxes	9,684,000	8,607,000	6,904,000	6,149,000	2,139,000
Provision for income taxes	3,901,000	3,336,000	2,704,000	2,058,000	1,001,000
Net income	5,783,000	5,271,000	4,200,000	4,091,000	1,138,000
Diluted net income per share of common stock	$ 1.01	$ 0.91	$ 0.75	$ 0.74	$ 0.20
Balance Sheet Data:					
Total assets	48,473,000	43,512,000	37,250,000	30,856,000	26,092,000
Working capital	29,551,000	28,232,000	22,138,000	19,312,000	17,708,000
Retained earnings	21,622,000	15,839,000	14,784,000	12,274,000	8,183,000
Stockholders' equity	43,866,000	38,679,000	32,584,000	28,486,000	25,013,000

Stock Market Information

National Home Health Care Corp. trades on The Nasdaq Stock Market® under the symbol NHHC. The following table sets forth the high and low bid prices of the Company's Common Stock during the fiscal periods indicated as reported by Nasdaq®.

2003	High	Low
First Quarter	$10.93	$8.25
Second Quarter	$10.90	$7.82
Third Quarter	$10.34	$6.35
Fourth Quarter	$ 7.83	$6.50

2002	High	Low
First Quarter	$19.85	$ 8.90
Second Quarter	$17.72	$10.74
Third Quarter	$15.00	$10.27
Fourth Quarter	$16.65	$ 9.34

Letter to Our Stockholders

Fiscal 2003 was a record-setting year for National Home Health Care Corp. The Company recorded an 18% increase in revenue from $82,172,000 in the prior fiscal year to a record $97,235,000. In addition, income from operations increased 14% from $8,380,000 in the prior fiscal year to a record $9,541,000. Fiscal 2003 net income was a record $5,783,000, or $1.01 per share as compared to $5,271,000, or $.91 per share the previous fiscal year.

At July 31, 2003, the Company had cash and cash equivalents of $14,252,000, total current assets of $34,158,000 and total liabilities of $4,607,000. Over the past three-year period, the Company's working capital has increased from $19,312,000 at July 31, 2000 to $29,551,000 at July 31, 2003. Book value at July 31, 2003 was $8.82 per share. In addition, in October 2003, the Company renewed its $7,500,000 secured committed line of credit from its bank. In April 2003, the Board of Directors increased its program to repurchase its Common Stock from $1,000,000 to $3,000,000. The increase in the stock repurchase program reflects the Company's strong financial position and management's confidence in the Company's long-term prospects.

The Company's historical growth in revenue and income from operations has been attributable to the continued execution of its strategic business plan. The Company has been successful over the past fiscal years in identifying and consummating acquisitions in the home health care field. During the past fiscal year, the Company completed three such acquisitions.

- In September 2002, through our newly-formed subsidiary Medical Resources Home Health Corp., the Company completed the acquisition of certain assets of Medical Resources Inc. and related entities. As a result of this acquisition, the Company acquired a business based in Newton, Massachusetts that provides home health aide services in Massachusetts, with revenues of approximately $8,300,000 for its previous 12-month period.
- In December 2002, through our subsidiary Accredited Health Care Services, Inc., the Company acquired certain assets of Mary Baker's Health Care Services, Inc. Through this acquisition, the Company acquired a business that provides home health aide services in Bergen and Passaic Counties, New Jersey, with revenues of approximately $1,000,000 for its previous 12-month period.
- In March 2003, through our subsidiary New England Home Care, Inc., the Company acquired certain assets of Professional Relief Nurses, Inc. Through this acquisition the Company acquired a business that provides nursing and home heath aide services in Hartford, Litchfield, New Haven and Middlesex Counties, Connecticut, with revenues of approximately $4,000,000 for its previous 12-month period.

The Medical Resources acquisition in September 2002 marked the expansion of the Company's geographic presence into the state of Massachusetts. The acquisitions of the Mary Baker's and Professional Relief Nurses assets in December 2002 and March 2003 complemented the Company's existing operations in the states of New Jersey and Connecticut, respectively.

During the fiscal year ended July 31, 2003, the Company completed its first full year of providing supplemental staffing services in both New York and New Jersey. The Company had formed new subsidiaries to enter the staffing services markets in both states in fiscal 2002. Revenue for these staffing services in fiscal 2003 was approximately $2,497,000. The Company views supplemental staffing services to be complementary to its core home health care operations and sees a demand for supplemental services by the various payors that contract for these services.

The Company relies significantly on its ability to attract and retain caregivers who possess the skill, experience and licenses necessary to meet the requirements of the Company's customers. Currently, there is a shortage of qualified nurses and a diminishing pool of home health aides in the states in which the Company conducts its business. Competition for personnel continues to increase and salaries and benefits are rising. A majority of the employees of Health Acquisition Corp., the Company's New York licensed home health care subsidiary, voted in favor of AFSCME District 1707 as their collective bargaining representative. The Company is continuing its two-year effort to negotiate a mutual agreement with the union.

The Company is dependent on reimbursement by third-party payors. Medicare and Medicaid accounted for approximately 47% of the Company's consolidated fiscal 2003 revenues. In May 2003, the Connecticut Department of Social Services reduced its Medicaid rates for certain nursing visits. The Company believes that the reduction was a function of the continuing efforts by all third-party payors to contain or reduce costs. The rate reductions are expected to reduce the Company's annual revenues and net income by approximately $6,000,000 and $1,560,000, respectively. In the state of New Jersey, a proposed change in home health and personal service delivery to Medicaid clients has sparked a fierce debate. The proposed change would create four regional councils that would replace individual agencies in supplying home health aides and personal care assistants to Medicaid clients. This proposed change would have a material adverse effect on the Company's New Jersey operations.

The aftermath of September 11, 2001 has continued to have a negative effect on the Company's business. Budgetary cutbacks have been implemented in all states where the Company provides services. The Company continues to experience substantial increases in all of its liability coverages, workers compensation premiums, health insurance premiums and unemployment taxes.

In October 2003, the Company's Connecticut home health care subsidiary received a subpoena in an investigation into possible violations of certain federal health care laws. The Company believes that the investigation seeks evidence of potentially fraudulent claims that may have been submitted by certain psychiatric nurses employed by the subsidiary. The Company cannot now predict the course or outcome of the investigation or whether additional information will be sought.

The Company has achieved its goal of becoming one of the largest providers of home health care services and supplemental staffing services in the Northeast region. The Company believes that there will be a continuing demand for home health care and staffing services as a result of significant economic constraints within the industry and the continuing aged population. The potential continuing negative factors, including reimbursement rate reductions and the shortage of available qualified personnel, could lead to reductions in revenue as well as declining operating margins over the next few years. In addition, the Company may be unable to identify and continue its acquisition strategy over the short-term.

Financially, the Company remains strong. Management is committed to taking advantage of opportunities if and when they become available. The Company is as always, very thankful to its dedicated health care personnel and administrative employees that continue to make our Company a success.



Frederick H. Fialkow
Chairman of the Board



Steven Fialkow
President & Chief Executive Officer

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

The following discussion and analysis provides information which the Company's management believes is relevant to an assessment and understanding of the Company's results of operations and financial condition. This discussion should be read in conjunction with the consolidated financial statements and notes appearing elsewhere herein.

The Company is subject to external factors that could significantly impact its business, including potential reductions in reimbursement rates by Medicare, Medicaid and other third-party payors for the Company's services, retroactive adjustments due to prior year audits, reviews and investigations, government fraud and abuse initiatives and other such factors that are beyond the control of the Company. These factors could cause future results to differ materially from historical results.

The Impact of the Balanced Budget Act

The Balanced Budget Act was signed into law in August 1997. The Act made significant changes in the reimbursement system for Medicare home health care services. The primary change affecting the Company was a restructuring of the reimbursement system related to Medicare certified home health care agencies. Prior to the Act, Medicare reimbursed providers on a reasonable cost basis subject to program-imposed cost per visit limitations.

Under the Act, changes in Medicare home care reimbursement were scheduled in two phases. A temporary or interim payment system ("IPS") took effect for cost reports beginning on or after October 1, 1997. Under IPS, home health care providers were reimbursed the lowest of (i) their actual costs, (ii) cost limits based on 105% of median costs of freestanding home health agencies, or (iii) an agency-specific per patient cost limit, based on 1994 costs adjusted for inflation. Under IPS, most Medicare providers were reimbursed under an agency-specific per patient cost limit. Effective October 1, 2001, under the prospective payment system, Medicare now reimburses providers a predetermined base payment. The payment is adjusted for the health condition and care needs of the beneficiary and is also adjusted for the geographic differences in wages across the country. Medicare provides home health agencies with payments for 60-day "episodes of care."

The final phase of the Act implemented a 15% cut in Medicare reimbursement rates effective October 1, 2002. In each of the last three fiscal years, less than five percent of the Company's net patient revenue was derived directly from Medicare, and accordingly the change to the prospective payment system has not, to date, had a material adverse impact on the Company. However, there can be no assurance that the Medicare prospective payment system will not adversely impact the Company's reimbursement rates in the future or otherwise have a material adverse effect on the Company. The Company's operations in New York and New Jersey are dependent upon referrals, primarily from Medicare certified home health care agencies, whose reimbursement has been adversely affected by the prospective payment system. Under the prospective payment system, there can be no assurance that the Company's future referrals will not result in reduced reimbursement rates or reduced volume of business.

Recent Acquisitions

The following acquisitions were made either directly by the Company or through one of the Company's wholly owned subsidiaries. With the exception of the Medical Resources and Accredited acquisitions described below, each of these acquisitions complemented an existing business of the Company in the respective geographical area. Each of the acquisitions described below was accounted for utilizing purchase accounting principles. At the time of each of the acquisitions described below, the revenues of each respective acquired business constituted less than ten percent of the consolidated revenues of the Company.

On March 17, 2003, the Company acquired through New England certain assets from Professional Relief Nurses, Inc. ("PRN"), a licensed and Medicare certified home health care company in the state of Connecticut that provides nursing and home health aide services in Hartford, Litchfield, New Haven and Middlesex Counties, Connecticut.

On December 14, 2002, the Company acquired through Accredited certain assets from Mary Baker's Health Care Services, Inc. ("Mary Baker"), a licensed home health care company in the state of New Jersey that provides home health aide services in Bergen and Passaic Counties, New Jersey.

On September 3, 2002, the Company, through a newly-formed subsidiary Medical Resources acquired certain assets of Medical Resources Inc. and related entities ("Medical Resources"). Medical Resources provides home health aide services throughout Massachusetts.

On August 25, 2000, the Company acquired through Accredited certain assets of Health Force. Health Force's operations included the provision of home health aide and skilled nursing services in northern and central New Jersey.

On April 14, 2000, the Company acquired through New England certain assets of the Connecticut operations of U.S. HomeCare-Connecticut, a licensed and Medicare certified home health care company in the state of Connecticut.

On November 1, 1999, the Company acquired, through wholly owned subsidiaries in Connecticut, certain assets of the Optimum Entities. The assets were acquired from a court-appointed Chapter 7 Trustee. The final purchase price was determined through an auction process conducted at the United States Bankruptcy Court for the District of Massachusetts. The Company is operating the acquired assets under New England and a recently formed subsidiary, Connecticut Staffing. The Optimum Entities had been engaged in the business of providing home health care and staffing related services in Connecticut.

On October 30, 1998, the Company acquired all the outstanding common shares of Accredited. Accredited is a licensed home health care company that provides home health care services in Bergen, Hudson, Passaic, Essex, Morris, Union, Somerset and Middlesex Counties, New Jersey.

Critical Accounting Policies

The Company believes that the most critical accounting policies used in the preparation of its consolidated financial statements are those policies relating to recognizing net patient revenue, determining the value of accounts receivable, and assessing the value of goodwill and other long-lived assets.

Net Patient Revenue. The Company recognizes net patient revenue generally on the date services are provided to patients. Net patient revenue is recorded at amounts the Company expects to receive under reimbursement arrangements with third-party payors, including private insurers, private payors, subcontractors, Medicaid and Medicare. Because the Company's business depends upon third-party payors whose reimbursement rates and payment policies are complex and subject to possible change from time to time, the Company must make estimates with respect to certain amounts it records as the net realizable value of net patent revenue and accounts receivable. Because of the potential for changes in these third-party reimbursement rates and payment policies, and as a result of the complexity of certain of these policies, the estimated amounts originally recorded as net patient revenue and accounts receivable may be subject to revision as additional information becomes known.

Accounts Receivable. Accounts receivable are reduced by an allowance for possible losses that provides a reserve with respect to those accounts for which net patient revenue was recognized but with respect to which management subsequently determines that payment is not expected to be received. The Company analyzes the balances of accounts receivable to ensure that the recorded amounts properly reflect the amounts expected to be collected. This analysis involves the application of varying percentages to each accounts receivable category based on the age of the receivable. The result of this aging analysis provides the initial estimate of the amount of uncollectible accounts receivable. The amount ultimately recorded as the reserve is determined after management also analyzes the collectibility of specific large or problematic accounts on an individual basis, as well as the overall business climate and other factors. The Company's estimate of the percentage of uncollectible accounts may change from time to time and any such change could have a material impact on the Company's financial condition and results of operations.

Goodwill and Other Long-Lived Assets. Goodwill arising from the acquisitions of businesses is recorded as the excess of the purchase price over the estimated fair value of the net assets of the businesses acquired. Statement of Financial Accounting Standards No. 142 ("Goodwill and Other Intangible Assets") provides that goodwill is to be tested for impairment annually, or more frequently if circumstances indicate potential impairment. Consistent with this standard, the Company reviews goodwill, as well as other intangible assets and long-term assets, for impairment annually or more frequently as warranted, and if circumstances indicate that the recorded value of any such other asset is impaired, such asset is written down to its proper value. The Company currently does not believe any impairment of its goodwill or any such other asset existed at July 31, 2003. Nevertheless, future conditions or events could adversely affect the recorded value of goodwill or such other assets. If any item of goodwill or such other asset is determined to be impaired, an impairment loss would be recognized equal to the amount by which the recorded value exceeds the estimated fair market value.

Management's Discussion and Analysis of Financial Condition and Results of Operations

(continued)

Results of Operations
(% of net patient revenue)

Fiscal Year Ended July 31,	2003	2002	2001
Net patient revenue	100.0%	100.0%	100.0%
Cost of revenue	65.0	63.6	65.2
General and administrative	24.2	25.1	23.7
Allowance for possible losses	—	.1	.8
Amortization of intangibles	1.0	1.0	1.3
Total operating expenses	90.2	89.8	91.0
Income from operations	9.8	10.2	9.0
Interest income	.1	.3	.3
Income before income taxes	9.9	10.5	9.3
Provision for income taxes	4.0	4.1	3.7
Net income	5.9%	6.4%	5.6%

Certain Trends Expected to Impact Future Results of Operations

Medicaid reimbursement, like other third-party reimbursement, is subject to rate changes from time to time that may affect the Company. Effective May 1, 2003, the Connecticut Department of Social Services significantly reduced the Medicaid reimbursement rate for certain nursing visits. The rate for a medication administration visit, defined as administration of oral, intramuscular and/or subcutaneous medication by health care agency/professional, was reduced from $85 to $52 per visit. The Company believes that the decrease is consistent with the continuing efforts by all third-party payors to contain or reduce costs. The rate change went into effect beginning with the start of the Company's fourth quarter of fiscal 2003. Without giving effect to any other changes in regulated reimbursement rates or changes in the volume or mix of services provided by the Company, management estimates that at the Company's level of operations on May 1, 2003, this Connecticut rate change will reduce the Company's future annual revenue and net income by approximately $6,000,000 and $1,560,000, respectively.

As a Medicaid provider, the Company is subject to routine, unscheduled audits. These audits may result in the application of a statistically-derived adjustment factor to the Company's revenues, which may have an adverse impact on the Company's results of operations. Although the audits to date have not resulted in any material adjustments, such audits were conducted at a time when the Company had significantly lower Medicaid revenues. There can be no assurance that future Medicaid audits will not have a material adverse impact on the Company.

Year Ended July 31, 2003 Compared to Year Ended July 31, 2002

Net Patient Revenue. For the fiscal year ended July 31, 2003 ("fiscal 2003"), net patient revenue increased $15,063,000, or 18.3%, to $97,235,000 from $82,172,000 for the fiscal year ended July 31, 2002 ("fiscal 2002"). Of this increase, $7,739,000 was attributable to additional revenue generated by the business acquired in September 2002 from Medical Resources; $5,323,000 was attributable to additional revenue resulting from continued successful market penetration of existing markets and the Company's other acquisitions; and $2,001,000 was attributable to the expansion of the Company's operations to include the staffing of nurses and other personnel to hospitals, nursing homes and other health care facilities in New York and New Jersey.

Gross Profit. Gross profit margin decreased to 35% for fiscal 2003 from 36.4% for fiscal 2002. This decrease was primarily attributable to lower gross profit margins on the new staffing operations, the Connecticut reimbursement rate reduction effective May 1, 2003, and certain increases in direct payments to care givers. During fiscal 2003, the Company did not benefit by any increases in its Medicaid reimbursement rates until July 2003 (the last month of the fiscal year), when Medicaid reimbursement rates in Connecticut increased 3.3% for comprehensive skilled nursing visits and 7% for home health aide visits; these July 2003 rate increases were unrelated to the type of nursing visits for which significant rate reductions were implemented in May 2003, as described previously in this management's discussion and analysis under the caption "Certain Trends Expected to Impact Future Results of Operations."

General and Administrative. General and administrative expenses increased $2,880,000, or 13.9%, to $23,547,000 in fiscal 2003 from $20,667,000 in fiscal 2002. Of this increase, $2,071,000 was attributable to additional administrative personnel and occupancy costs related to the business acquired from Medical Resources; and the balance of $809,000 was attributable to the opening of an additional full-service administrative office in West Hartford, Connecticut and increases in the Company's insurance costs over fiscal 2002.

As a percentage of net patient revenue, general and administrative expenses decreased to 24.2% in fiscal 2003 from 25.1% in fiscal 2002. This decrease was primarily attributable to the fact that net patient revenue increased by a greater percentage than the increase in general administrative expenses.

Amortization. Amortization of intangibles increased $45,000, or 8.2%, to $591,000 in fiscal 2003 from $546,000 in fiscal 2002. This increase resulted from additional amortization attributable to the business acquisition from Medical Resources, offset by reduced amortization of intangibles from previous acquisitions that have now been fully amortized.

Allowance for Possible Losses. The Company recorded an allowance for possible losses of $300,000 in fiscal 2003 as compared to $295,000 in fiscal 2002.

Income from Operations. As a result of the foregoing, income from operations increased $1,161,000, or 13.9%, to $9,541,000 in fiscal 2003 from $8,380,000 in fiscal 2002.

Interest Income. Interest income decreased $84,000, or 37%, to $143,000 in fiscal 2003 from $227,000 in fiscal 2002. This decrease was attributable to the lower cash balances of the Company, as a result of the current year acquisitions, as well as the continued decline in interest rates.

Income Taxes. The Company's effective tax rate increased to 40.3% in fiscal 2003 as compared to 38.8% in fiscal 2002. This increase was attributable to higher state income tax rates and a decrease in work opportunity tax credits in the current fiscal year.

Net Income. Net income increased $512,000, or 9.7%, to $5,783,000, or $1.01 per diluted share, in fiscal 2003 from $5,271,000, or $.91 per diluted share, in fiscal 2002. This increase and the increase in net patient revenue over the fiscal year, as well as over recent fiscal years, was attributable principally to the Company's expansion of its operations through penetrations of markets vacated by competitors and the successful integration of the Company's acquisitions over the recent fiscal years. Such increases would not be expected to continue at the same rate, if at all, in the absence of future such acquisitions, as to which there can be no assurance. As discussed elsewhere in this management discussion and analysis, the Company will also be adversely affected by recent decreases in rates of reimbursement.

Year Ended July 31, 2002 Compared to Year Ended July 31, 2001

Net Patient Revenue. For fiscal 2002, net patient revenue increased $7,680,000, or 10.3%, to $82,172,000 from $74,492,000 for the fiscal year ended July 31, 2001 ("fiscal 2001"). This increase was attributable to the expansion of operations in Connecticut, in which net patient revenue increased $5,235,000, and in New York, where net patient revenue increased $1,472,000, partially attributable to Impressive Staffing Corp. ("Impressive"), a newly formed subsidiary of Health Acquisition Corp. that is engaged in the staffing and related personnel to hospitals, nursing homes and facilities. Impressive commenced operations in February 2002 and had net patient revenue of $497,000 for fiscal 2002. In addition, net patient revenue increased $973,000 in New Jersey over fiscal 2001.

Gross Profit. Gross profit margin increased to 36.4% for fiscal 2002 from 34.8% for fiscal 2001. This increase was primarily attributable to increases in Medicaid reimbursement rates in both Connecticut and New Jersey in the month of July 2001. The Company experienced no such increase in reimbursement rates in New York, New Jersey or Connecticut during fiscal 2002.

General and Administrative. General and administrative expenses increased $3,039,000, or 17.2%, to $20,667,000 in fiscal 2002 from $17,628,000 in fiscal 2001. This increase was attributable to additional administrative personnel, an increase in all insurance costs, professional fees and occupancy related costs incurred in connection with the expansion of operations in all service areas. The Company also incurred additional general and administrative costs in connection with the startup during fiscal 2002 of Impressive and New Jersey Staffing Works Corp. ("New Jersey Staffing"), a newly formed subsidiary of the Company in New Jersey that is engaged in the staffing and related personnel to hospitals, nursing homes and other health care facilities. New Jersey Staffing commenced operations in September 2002. As a percentage of net patient revenue, general and administrative expenses increased to 25.1% in fiscal 2002 from 23.7% in fiscal 2001. The increase in general and administrative expenses over the periods includes the increase of $992,000 of such expenses over the respective fourth quarters of such periods, which resulted from certain non-recurring expenses during the recent fourth quarter, including as discussed above.

Management's Discussion and Analysis of Financial Condition and Results of Operations

(continued)

Amortization. Amortization of intangibles decreased $410,000, or 42.9%, to $546,000 in fiscal 2002 from $956,000 in fiscal 2001. This decrease is attributable to the Company adopting SFAS Nos. 141 and 142 in fiscal 2002, pursuant to which the Company no longer amortizes goodwill, but instead tests goodwill for impairment at least annually.

Allowance for Possible Losses. The Company recorded an allowance for possible losses of $295,000 in fiscal 2002 as compared to $670,000 in fiscal 2001. The Company had reserved against its accounts receivable in the previous year as a result of the Company entering into contracts with many new payor sources over the two prior years.

Income from Operations. As a result of the foregoing, income from operations increased $1,692,000, or 25.3%, to $8,380,000 in fiscal 2002 from $6,688,000 in fiscal 2001.

Interest Income. Interest income increased slightly to $227,000 in fiscal 2002 from $216,000 in fiscal 2001. The increase was attributable to the higher cash balances in fiscal 2002, offset by the continued decline in interest rates.

Income Taxes. The Company's effective tax rate decreased slightly to 38.8% in fiscal 2002 as compared to 39.2% in fiscal 2001. This decrease was attributable to a decline in state corporate income tax rates.

Net Income. Net income increased $1,071,000, or 25.5%, to $5,271,000, or $.91 per diluted share, in fiscal 2002 from $4,200,000, or $.75 per diluted share, in fiscal 2001. This increase and the increase in net patient revenue over the fiscal year, as well as over other recent fiscal years, was attributable principally to the Company's expansion of its operations through penetrations of markets vacated by competitors and the successful integration of the Company's acquisitions over the past three years. Such increases would not be expected to continue at the same rate, if at all, in the absence of future such acquisitions or market penetrations, as to which there can be no assurance.

Financial Condition, Liquidity and Capital Resources

Current assets increased $1,093,000 to $34,158,000 and current liabilities decreased $226,000 to $4,607,000 at July 31, 2003. These changes resulted in an increase in working capital of $1,319,000 to $29,551,000 at July 31, 2003 from $28,232,000 at July 31, 2002. Cash and cash equivalents decreased $1,089,000 to $14,252,000 at July 31, 2003 from $15,341,000 at July 31, 2002. The decrease in cash was attributable to the use of approximately $4,706,000 of cash for the acquisitions of businesses from Medical Resources, Mary Baker and PRN.

Net cash provided by operating activities was $4,519,000 in fiscal 2003 as compared with $6,498,000 in fiscal 2002. The decrease in cash provided by operating activities of $1,979,000, or 30.5%, is attributable to an increase in operating assets, primarily accounts receivable, of $1,664,000 and a decrease in operating liabilities of $553,000, offset by an increase in operating cash flow of $238,000 over fiscal 2002.

Investing activities in fiscal 2003 used cash of $5,012,000 as compared to cash used of $586,000 in fiscal 2002. The cash used in investing activities in fiscal 2003 consisted of the purchase of businesses and equipment. The cash used in investing activities in fiscal 2002 consisted of the purchase of equipment, the purchase of businesses and other investing activities.

Financing activities in fiscal 2003 used cash of $596,000 as compared to cash provided of $347,000 in fiscal 2002. The cash used in financing activities in fiscal 2003 consisted of the purchase of treasury stock, offset by the proceeds from the exercise of stock options. The cash provided by financing activities in fiscal 2002 consisted of the proceeds from the exercise of stock options, offset by the purchase of treasury stock.

As a result of the May 1, 2003 reduction of certain Medicaid nursing rates in Connecticut, the Company expects an annual decline in operating cash flow of approximately $1,560,000, absent other changes in the Company's operations or other changes in reimbursement rates.

The nature of the Company's business requires weekly payments to health care personnel at the time services are rendered. The Company typically receives payment for these services in 90 to 120 days with respect to contracted and insurance business and 8 to 45 days with respect to certain governmental payors, such as Medicare and Medicaid programs. Accounts receivable turnover was 68 days in fiscal 2003, down from 75 days in fiscal 2002.

The Company has renewed its $7,500,000 committed revolving line of credit facility (the "credit facility") with its bank. The credit facility provides for the Company to borrow up to the lesser of $7,500,000 or 80% of eligible accounts receivable that are aged less than 120 days at the bank's prime rate or LIBOR plus 2.5%. The credit facility expires in October 2005 and requires the Company to meet certain financial covenants and ratios. The Company is required to pay .25% commitment fee on unused amounts, payable quarterly in arrears. At July 31, 2003 there was no outstanding balance under the credit facility.

In April 2003, the Board of Directors increased its program to repurchase its Common Stock from $1,000,000 to $3,000,00 for an additional year. Purchases would be made from time to time in the open market and through privately negotiated transactions, subject to general market and other conditions. The buyback program will be financed out of existing cash or cash equivalents.

The Company intends to incur capital expenditures of approximately $500,000 during the next fiscal year in connection with the proposed implementation of new computer software systems and hardware. The new hardware would be designed to, among other things, update certain data input capability regarding services rendered at certain locations. The Company believes that the software will provide efficiencies in data organization, retrieval and analysis, both for continuing operations and in connection with certain audits. The Company intends to fund these expenditures and otherwise meet its short term and long term liquidity needs with its current cash balances, cash flow from operations and its credit facility.

In the opinion of management, there will be no material impact on the financial statements of the Company from any recently issued accounting standards.

Inflation and Seasonality

The rate of inflation had no material effect on operations for fiscal 2003. The effects of inflation on personnel costs in the future could have an adverse effect on operations, as the Company may not be able to increase its charges for services rendered. The Company's business is not seasonal.

Disclosure Regarding Private Litigation Reform Act of 1995

Except for historical information contained in this report, certain matters set forth herein are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, pricing and demand for the Company services, changing regulatory environment, changing economic conditions, risks in connection with acquisitions, ability to attract and retain qualified personnel, ability to manage the Company's growth, and other risks detailed in the Company's other filings with the Securities and Exchange Commission. In particular, in addition to the specific regulatory matters described herein, the Company generally, as a participant in the home health care industry, is subject to extensive federal, state and local regulations. There can be no assurance that any of these regulations will not change from existing standards, that additional standards will not be imposed nor that the Company will not experience adverse effects as a result of efforts to comply with applicable standards, which are extensive, complex and often-changing.

NATIONAL HOME HEALTH CARE CORP. AND SUBSIDIARIES

Consolidated Balance Sheets

July 31,	2003	2002
ASSETS		
Current:		
Cash, (including cash equivalents of $10,645,000 and $13,481,000, respectively) (Note 8)	$14,252,000	$15,341,000
Investments	22,000	35,000
Accounts receivable, less allowance for possible losses of $622,000 and $691,000, respectively (Notes 8 and 10)	18,705,000	16,382,000
Prepaid expenses and other	804,000	778,000
Income taxes receivable	—	234,000
Deferred income taxes (Note 7)	375,000	295,000
Total current assets	34,158,000	33,065,000
Furniture, equipment and leasehold improvements, net (Note 1)	1,030,000	857,000
Goodwill (Note 2)	10,628,000	7,366,000
Other intangible assets, net (Note 3)	2,099,000	1,406,000
Deferred income taxes (Note 7)	163,000	515,000
Deposits and other assets	395,000	303,000
	$48,473,000	$43,512,000
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued expenses (Note 4)	$ 3,257,000	$ 3,581,000
Estimated third-party payor settlements	756,000	912,000
Deferred revenue	460,000	340,000
Income taxes payable	134,000	—
Total current liabilities	4,607,000	4,833,000
Commitments and contingencies (Note 10)		
Stockholders' equity (Note 9):		
Common stock, $.001 par value, shares authorized—20,000,000; issued shares—6,903,819 and 6,902,819, respectively	7,000	7,000
Additional paid-in capital	25,556,000	25,552,000
Retained earnings	21,622,000	15,839,000
	47,185,000	41,398,000
Less treasury stock (1,407,571 and 1,329,979 shares)—at cost (Note 12)	3,319,000	2,719,000
Total stockholders' equity	43,866,000	38,679,000
	$48,473,000	$43,512,000

See accompanying summary of accounting policies and notes to consolidated financial statements.

NATIONAL HOME HEALTH CARE CORP. AND SUBSIDIARIES

Consolidated Statements of Earnings

Years Ended July 31,	2003	2002	2001
Net patient revenue (Note 8)	$97,235,000	$82,172,000	$74,492,000
Operating expenses:			
Cost of revenue	63,256,000	52,284,000	48,550,000
General and administrative	23,547,000	20,667,000	17,628,000
Amortization of intangibles	591,000	546,000	956,000
Allowance for possible losses	300,000	295,000	670,000
Total operating expenses	87,694,000	73,792,000	67,804,000
Income from operations	9,541,000	8,380,000	6,688,000
Other income:			
Interest	143,000	227,000	216,000
Income before income taxes	9,684,000	8,607,000	6,904,000
Provision for income taxes (Note 7)	3,901,000	3,336,000	2,704,000
Net income	$ 5,783,000	$ 5,271,000	$ 4,200,000
Net income per common share:			
Basic	$ 1.04	$ .96	$ .77
Diluted	$ 1.01	$ .91	$ .75
Weighted average number of shares outstanding:			
Basic	5,545,953	5,516,689	5,444,035
Diluted	5,738,267	5,791,911	5,615,414

See accompanying summary of accounting policies and notes to consolidated financial statements.

NATIONAL HOME HEALTH CARE CORP. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders' Equity

	Common Stock		Additional Paid-in	Retained	Treasury Stock	
	Shares	Amount	Capital	Earnings	Shares	Amount
Balance, July 31, 2000	6,228,746	$6,000	$18,525,000	$12,274,000	1,276,778	$(2,319,000)
Net income	—	—	—	4,200,000	—	—
Stock dividend declared March 16, 2002	245,983	—	1,690,000	(1,690,000)	—	—
Exercise of stock options	16,500	—	69,000	—	—	—
Tax benefit of stock option exercise	—	—	22,000	—	—	—
Acquisition of treasury shares	—	—	—	—	33,901	(193,000)
Balance, July 31, 2001	6,491,229	6,000	20,306,000	14,784,000	1,310,679	(2,512,000)
Net income	—	—	—	5,271,000	—	—
Stock divided declared April 17, 2003	264,211	1,000	4,216,000	(4,216,000)	—	—
Exercise of stock options	147,379	—	554,000	—	—	—
Tax benefit of stock option exercise	—	—	476,000	—	—	—
Acquisition of treasury shares	—	—	—	—	19,300	(207,000)
Balance, July 31, 2002	6,902,819	7,000	25,552,000	15,839,000	1,329,979	(2,719,000)
Net income	—	—	—	5,783,000	—	—
Exercise of stock options	1,000	—	4,000	—	—	—
Acquisition of treasury shares	—	—	—	—	77,592	(600,000)
Balance, July 31, 2003	6,903,819	$7,000	$25,556,000	$21,622,000	1,407,571	$(3,319,000)

See accompanying summary of accounting policies and notes to consolidated financial statements.

NATIONAL HOME HEALTH CARE CORP. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years Ended July 31,	2003	2002	2001
Cash flows from operating activities:			
Net income	$ 5,783,000	$ 5,271,000	$ 4,200,000
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	884,000	813,000	1,194,000
Allowance for possible losses, net of write-offs	69,000	174,000	192,000
Deferred income taxes	272,000	—	(306,000)
Unrealized loss on investments	13,000	49,000	—
Loss on sale of assets	—	—	31,000
Tax benefit realized from the exercise of stock options	—	476,000	22,000
Changes in assets and liabilities:			
Accounts receivable	(2,392,000)	(573,000)	(328,000)
Prepaid expenses and other	(118,000)	354,000	(634,000)
Income taxes receivable	368,000	(259,000)	(141,000)
Accounts payable and accrued expenses	(324,000)	313,000	1,065,000
Estimated third-party payor settlements	(156,000)	(178,000)	958,000
Deferred revenue	120,000	58,000	282,000
Net cash provided by operating activities	4,519,000	6,498,000	6,535,000
Cash flows from investing activities:			
Purchase of furniture, equipment and leasehold improvements	(306,000)	(185,000)	(470,000)
Purchase of assets of businesses	(4,706,000)	(335,000)	(1,737,000)
Others	—	(66,000)	22,000
Net cash used in investing activities	(5,012,000)	(586,000)	(2,185,000)
Cash flows from financing activities:			
Purchase of treasury stock	(600,000)	(207,000)	(193,000)
Proceeds from exercise of stock options	4,000	554,000	69,000
Net cash provided by (used in) financing activities	(596,000)	347,000	(124,000)
Net increase (decrease) in cash and cash equivalents	(1,089,000)	6,259,000	4,226,000
Cash and cash equivalents, beginning of year	15,341,000	9,082,000	4,856,000
Cash and cash equivalents, end of year	$14,252,000	$15,341,000	$ 9,082,000
Supplemental disclosure of cash flow information:			
Cash paid for:			
Interest	$ 20,000	$ 13,000	$ 1,000
Income taxes	$ 3,261,000	$ 3,119,000	$ 3,129,000

See accompanying summary of accounting policies and notes to consolidated financial statements.

Summary of Accounting Policies

Business

National Home Health Care Corp. and Subsidiaries (the "Company") is a provider of home health care services, including nursing care, personal care, supplemental staffing and other specialized health services in the North Eastern part of the United States.

Principles of Consolidation

The consolidated financial statements include the accounts of National Home Health Care Corp. and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in the consolidated financial statements.

Revenue Recognition and Allowance for Possible Losses

Net patient revenues are recorded at estimated net realizable amounts from patients, third-party payors and others for services rendered and includes estimated retroactive revenue adjustments relating to future audits, reviews and investigations. Estimated adjustments are recorded as reviews are completed. An allowance for possible losses is recorded based upon management's evaluation of current industry conditions, historical collection experience and other relevant factors which, in the opinion of management, require recognition in estimating the allowance.

Under Medicaid, Medicare and other reimbursement programs, the Company is reimbursed for services rendered to covered program patients as determined by reimbursement formulas and regulations. To date, the Company has not had any material adjustments to previously recorded amounts. Laws and regulations governing these programs are complex and subject to interpretation. As a result, it is possible that recorded estimates will change.

The Company is reimbursed by Medicare based on episodes of care. An episode of care is defined as a length of care up to sixty days with multiple continuous episodes allowed. Deferred revenue represents the unearned cash received from an episode of care.

Approximately 47%, 50% and 51% of net patient revenue for the fiscal years ended July 31, 2003, 2002 and 2001, respectively, were derived under federal and state third-party reimbursement programs.

Cash and Cash Equivalents

For the purposes of the statements of cash flows, the Company considers all highly liquid investment instruments purchased with a maturity of three months or less to be cash equivalents.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost. Depreciation is being provided on the straight-line method over the estimated useful lives of the assets (generally five to ten years). Amortization of leasehold improvements is being provided on the straight-line method over the various lease terms or estimated useful lives, if shorter.

Goodwill

In August 2001, the Company adopted SFAS No. 141, "Business Combinations" and No. 142, "Goodwill and Intangible Assets." SFAS No. 141 requires the use of the purchase method of accounting and prohibits the use of the pooling-of-interests method of accounting for business combinations initiated after June 30, 2001. SFAS No. 141 also requires that the Company recognize acquired intangible assets apart from goodwill if the acquired intangible assets meet certain criteria. It also requires, upon adoption of SFAS No. 142, that the Company reclassify, if necessary, the carrying amounts of intangible assets and goodwill based on the criteria of SFAS No. 141.

SFAS No. 142 requires, among other things, that companies no longer amortize goodwill, but instead test goodwill for impairment at least annually. In addition, SFAS No. 142 requires that the Company identify reporting units for the purpose of assessing potential future impairments of goodwill, reassess the useful lives of other existing recognized intangible assets and cease amortization of intangible assets with an indefinite useful life. No adjustments for impairment losses were required.

The Company's previous business combinations were accounted for by using the purchase method and, as of August 2001, the net carrying amount of goodwill from prior purchase transactions was approximately $7.2 million. Annual amortization of this amount, which ceased effective August 1, 2001 amounted to approximately $0.4 million in the year ended July 31, 2001.

The effect of adoption of SFAS No. 142 on the 2001 consolidated results of operations were as follows:

	2001
Reported net income	$4,200,000
Add back: Amortization of goodwill, net of taxes	325,000
Net income, as adjusted	$4,525,000
Basic earnings per share:	
Reported net income	$ .77
Amortization of goodwill, net of taxes	.06
Basic earnings per share, as adjusted	$ .83
Diluted earnings per share:	
Reported net income	$ .75
Add back: Amortization of goodwill, net of taxes	.06
Diluted earnings, per share, as adjusted	$ .81

Net Income Per Common Share

Basic net income per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding. Diluted earnings per share reflect, in periods in which they have a dilutive effect, the impact of common shares issuable upon exercise of stock options.

The reconciliation for the years ended July 31, 2003, 2002 and 2001 are as follows:

Years Ended July 31,	2003	2002	2001
	Shares	Shares	Shares
Average number of shares outstanding	5,545,953	5,516,689	5,444,035
Effect of dilutive securities—common stock options	192,314	275,222	171,379
Diluted shares outstanding	5,738,267	5,791,911	5,615,414

The number of options that were anti-dilutive for the years ended July 31, 2003 and 2002 were 183,750 and 0 for July 31, 2001.

Fair Value of Financial Instruments

The carrying amount reported in the consolidated balance sheets for cash, accounts receivable, accounts payable and accrued expenses approximate fair value because of the immediate or short-term maturity of the financial instruments.

Estimated Third-Party Payor Settlement

The amount represents overpayments from certain third-party payors. The Company anticipates that the third-party payor will recoup these funds in subsequent periods.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Such estimates relate primarily to third-party payor settlements and valuation reserves for accounts receivable.

Workers' Compensation

The Company self-insures up to specified limits certain risks related to workers' compensation liability. The estimated costs of existing and expected future claims under the insurance program are accrued based upon historical loss trends and may be subsequently revised based on developments relating to such claims.

Income Taxes

The Company accounts for income taxes under an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. The effect on deferred tax assets and liabilities of changes in tax rates will be recognized as income or expense in the period that includes the enactment date. The Company files a consolidated federal income tax return with its subsidiaries.

Long-Lived Assets

Long-lived assets, such as intangible assets, furniture, equipment and leasehold improvements, are evaluated for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through estimated undiscounted future cash flows from the use of these assets. When any such impairment exists, the related assets will be written down to fair value.

Stock-Based Compensation

As of July 31, 2003, the Company has a stock-based employee compensation plan, which is described in Note 9. As allowed by SFAS No. 148, the Company, has elected not to use one of the alternative methods of transition available for a voluntary change to the fair value based method of accounting for stock-based employee compensation.

All stock options have been granted to employees and non-employees at exercise prices equal to or in excess of the market value on the date of the grant.

The Company applies APB Opinion 25, "Accounting for Stock Issued to Employees," and related Interpretations in accounting for its stock option plan by recording as compensation expense the excess of the fair market value of the underlying common stock over the exercise price per share as of the date of grant. Because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation was recognized.

Stock Options

SFAS No. 123 requires the Company to provide pro forma information regarding net income and net income per share as if compensation cost for the Company's stock option plan had been determined in accordance with the fair value based method prescribed in SFAS No. 123. The Company estimates the fair value of each stock option at the grant date by using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants since 1992:

Years Ended July 31,	2003	2002	2001
Assumptions			
Dividend Yield	—	0.00%	—
Volatility	—	66.00%	—
Risk-free interest rate	—	5.04%	—
Expected lives	—	10 years	—

Under the accounting provisions of FASB Statement 123, the Company's net income and net income per share would have been adjusted to the pro forma amounts indicated below:

Years Ended July 31,	2003	2002	2001
Pro forma results			
Net income:			
As reported	$5,783,000	$5,271,000	$4,200,000
Pro forma	(a)	5,050,000	(a)
Income per common share—basic:			
As reported	1.04	0.96	0.77
Pro forma	(a)	0.92	(a)
Income per common share—diluted:			
As reported	1.01	0.91	0.75
Pro forma	(a)	0.87	(a)

(a) No pro forma since options were not granted.

Segments

The Company's management considers its business to be a single segment—Home Healthcare Services. Home Healthcare Services net patient revenue is provided by health care personnel, and the Company's customers are similar for all sources of net patient revenue. Management evaluates its operating results on an integrated basis.

Reclassifications

Certain reclassifications have been made in prior years' financial statements to conform to classifications used in the current year.

Recent Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46, "Consolidation of Variable Interest Entities." The objective of this interpretation is to provide guidance on how to identify a variable interest entity (VIE) and determine when the assets, liability, and non-controlling interests and results of operations and a VIE need to be included in a Company's consolidated financial statements. A company that holds variable interest in an entity will need to consolidate the entity if the Company interest in the VIE is such that the Company will absorb a majority of the VIE's expected losses and/or receive a majority of the entity's expected residual returns, if they occur. Interpretation No. 46 also requires additional disclosures by primary beneficiaries and other significant variable interest holders. The provisions of this interpretation became effective upon issuance. The adoption of this interpretation did not have a material effect on the Company's consolidated financial statements.

In November 2002, the FASB issued FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This interpretation expands the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees and requires the guarantors to recognize the liability for the fair value of an obligations assumed under a guarantee. FIN 45 clarifies the requirements of SFAS No. 5, "Accounting for Contingencies" relating to guarantees. In general, FIN 45 applies to contracts or indemnification agreements that contingently require the guarantor to make payments to the guaranteed party based on changes in an underlying that is related to an asset, liability, or equity security of the guaranteed party. Certain guarantee contracts are excluded from both the disclosure and recognition requirements of this interpretation, including, among others, guarantees relating to employee compensation, residual value guarantees under capital lease arrangements, commercial letters of credit, loan commitments, subordinated interests in a special purpose entity, and guarantees of a company's own future performance.

Other guarantees are subject to the disclosure requirements of FIN 45 but not to the recognition provisions and include, among others, a guarantee accounted for as a derivative instrument under SFAS No. 133, a parent's guarantee of debt owed to a third party by its subsidiary or vice versa, and a guarantee which is based on performance not price. The disclosure requirements of FIN 45 are effective for the Company as of December 31, 2002, and require disclosure of the nature of the guarantee, the maximum potential amount of future payments that the guarantor could be required to make under the guarantee, and the current amount of the liability, if any, for the guarantor's obligations under the guarantee. The recognition requirements of FIN 45 are to be applied prospectively to guarantees issued or modified after December 31, 2002. The adoption of this interpretation did not have a material effect on the Company's consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Liabilities and Equity" ("SFAS No. 150") which is effective for the interim period beginning after June 15, 2003. SFAS No. 150 establishes standards for the Company's classification of liabilities in the financial statements that have characteristics of both liabilities and equity. The adoption of SFAS No. 150 will not have a material effect on the Company's financial statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure." This statement amends SFAS No. 123, "Accounting for Stock-Based Compensation" and provides alternate methods of transition for an entity's voluntary change to the fair value method of accounting for stock-based employee compensation. This statement also amends the disclosure requirement of SFAS No. 123 to require more prominent disclosure and specifies the form, content and location of those disclosures in both annual and interim financial statements regarding the method of accounting used for stock-based employee compensation and its effect on reported results. This statement is effective for fiscal years ending after December 15, 2002. The Company continues to account for employee stock-based compensation under APB 25, and did not make a voluntary change to the fair value based method of accounting for stock-based employee compensation under SFAS No. 123. Accordingly, the adoption of SFAS No. 148 did not have a material impact on the Company's financial position or results of operations.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS No. 146"). SFAS No. 146 addresses financial accounting and reporting for costs associated with an exit or disposal activity and requires such costs to be recognized when the liability is incurred. Previous guidance in EITF No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Certain Costs Incurred in a Restructuring)" ("EITF 94-3"), require that a liability for an exit cost be recognized at a date of a company's commitment to an exit plan. The provisions of SFAS No. 146 are effective for an exit or disposal activity that are initiated by a company after December 31, 2002. The adoption of SFAS No. 146 did not have a material impact on the Company's financial position or results of operations.

Notes to Consolidated Financial Statements

1. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost and are summarized as follows:

July 31,	2003	2002
Furniture and equipment	$ 2,369,000	$1,924,000
Leasehold improvements	426,000	406,000
	2,795,000	2,330,000
Less accumulated depreciation and amortization	1,765,000	1,473,000
	$ 1,030,000	$ 857,000

Depreciation expense in 2003, 2002 and 2001 was $292,000, $267,000 and $238,000, respectively.

2. Goodwill

Changes in goodwill are as follows:

July 31,	2003	2002
Balance, beginning of year	$ 7,366,000	$7,166,000
Additions	3,262,000	200,000
Balance, end of year	$10,628,000	$7,366,000

3. Other Intangible Assets

Other intangible assets are as follows:

July 31,	2003	2002
Gross carrying amount:		
Covenants not to compete	$ 1,375,000	$1,325,000
Patient and other files	2,796,000	2,796,000
Contracts	1,234,000	—
	5,405,000	4,121,000
Accumulated amortization:		
Covenants not to compete	1,168,000	1,049,000
Patient and other files	2,026,000	1,666,000
Contracts	112,000	—
	3,306,000	2,715,000
Balance, end of year	$ 2,099,000	$1,406,000

The aggregate amortization expense for the years ended July 31, 2003, 2002 and 2001 was $591,000, $546,000 and $540,000, respectively.

Estimated amortization expense is as follows:

Years Ended July 31,	
2004	$ 510,000
2005	488,000
2006	242,000
2007	199,000
2008	155,000
	$1,594,000

The remaining weighted average amortization period is as follows:

Year Ended July 31,	2003
Covenants not to compete	2.16 years
Patient and other files	2.19 years
Contracts	9.91 years
	3.04 years

Other intangible assets are being amortized using the straight-line method over a period of three to ten years.

4. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses are as follows:

July 31,	2003	2002
Trade accounts payable	$ 299,000	$ 730,000
Accrued employee compensation and benefits	2,432,000	2,461,000
Other	526,000	390,000
	$3,257,000	$3,581,000

5. Investment in SunStar Healthcare, Inc.

During fiscal 1996, following an initial public offering and change in management, the Company held a 37.6% investment in SunStar Healthcare, Inc. ("SunStar"), which was accounted for under the equity method of accounting.

During the fiscal year ended July 31, 2000, the Company sold 259,510 shares of SunStar for $1,602,000, resulting in a gain of $1,602,000.

In February 2000, SunStar's sole operating subsidiary effectively discontinued operations. At July 31, 2003, the Company's ownership percentage of SunStar was 21.6% and the Company's value of its investment in SunStar was $0. The Company and certain of its officers and directors have been named in a class action brought on behalf of certain shareholders of SunStar (See Note 10d).

6. Acquisitions

On August 25, 2000, the Company acquired certain assets of Health Force Owned, Ltd. and its affiliates for $1,822,000 in cash, including acquisition costs of $42,000. The assets purchased consisted of patient and other files of $800,000, employee files of $400,000, covenant not to compete of $300,000 and goodwill of $722,000.

On September 3, 2002, the Company acquired certain assets of Medical Resources, Inc. and related entities for $2,623,000 in cash, including acquisition costs of $73,000. The assets purchased consisted of contracts of $1,235,000, furniture and equipment of $50,000 and goodwill of $1,338,000.

On December 14, 2002, the Company acquired certain assets of Mary Baker's Health Care Services, Inc. for $434,000 in cash, including acquisition costs of $14,000. The assets purchased consisted of furniture and equipment of $20,000 and goodwill of $414,000.

On March 17, 2003, the Company acquired certain assets of Professional Relief Nurses, Inc. for $1,248,000 in cash, including acquisition costs of $98,000. The assets purchased consisted of furniture and equipment of $89,000 and goodwill of $1,159,000.

The above acquisitions have been recorded using the purchase method of accounting. Accordingly, the results of these operations have been included in the accompanying consolidated financial statements since the dates of acquisition.

The effects of the above acquisitions on the consolidated results of operations were not significant.

7. Income Taxes

The provision for income taxes is summarized as follows:

Years Ended July 31,	2003	2002	2001
Current:			
Federal	$2,805,000	$2,500,000	$2,275,000
State	824,000	836,000	735,000
	3,629,000	3,336,000	3,010,000
Deferred	272,000	—	(306,000)
	$3,901,000	$3,336,000	$2,704,000

The deferred tax asset consists of the following:

July 31,	2003	2002
Current:		
Accrued liabilities and reserves	$375,000	$295,000
Long-term:		
Amortization of intangible assets	163,000	515,000
	$538,000	$810,000

The reconciliation of the statutory tax rate to the effective tax rate is as follows:

Years Ended July 31,	2003	2002	2001
Statutory rate	34%	34%	34%
State and local taxes (net of federal tax effect)	6	6	6
Federal tax credit	(1)	(1)	(2)
Permanent differences	—	—	1
Other	1	—	—
Effective rate	40%	39%	39%

8. Concentrations of Credit Risk and Major Customers

The Company's business is with customers who are in the health care industry or with governmental agencies.

The Company provides temporary health care personnel to in-home patients and facilities in the New York City metropolitan area, Connecticut, New Jersey and Massachusetts. Credit losses relating to customers historically have been minimal and within management's expectations.

At July 31, 2003, the Company maintained approximately 28% of its cash and cash equivalents with one financial institution.

Under certain federal and state third-party reimbursement programs, the Company received net patient revenue of approximately $45,565,000, $41,253,000 and $37,788,000 for the years ended July 31, 2003, 2002 and 2001, respectively. At July 31, 2003 and 2002, the Company had aggregate outstanding receivables from federal and state agencies of $4,048,000 and $4,621,000, respectively.

Notes to Consolidated Financial Statements

9. Stock Options

In 1992, the Company adopted an Employee Stock Option Plan (the "Plan") designed to provide incentives to key employees (including directors and officers who are key employees) and to non-employee directors of the Company. The Plan authorizes the granting of both incentive and non-qualified stock options to purchase up to 500,000 shares of the Company's common stock. As of August 1, 2002 and July 31, 2003, 318,139 shares of the Company's common stock have been reserved for future issuance upon the exercise of options designated at either (i) options intended to constitute incentive stock options ("ISOs") under the Internal Revenue Code of 1986, as amended, or (ii) non-qualified options. The Plan expired in July of 2002. Options granted under the Plan expire not more than ten years from the date of grant and vest immediately.

In 1999, the Company adopted a second Employee Stock Plan (the "1999 Plan"). The 1999 Plan was adopted in anticipation of expiration of the Plan. The 1999 Plan was also designed to provide incentives to key employees (including directors and officers who are key employees) and to non-employee directors of the Company. The Plan authorizes the granting of both incentive and non-qualified stock options to purchase up to 551,250 shares of the Company's common stock. As of July 31, 2003, 529,880 shares of the Company's common stock have been reserved for future issuance. The provisions of the 1999 Plan are consistent with the Plan. Unless sooner terminated, the 1999 Plan will expire in October 2009. Options granted under the 1999 Plan expire not more than ten years from the date of grant and vest immediately.

A summary of the status of the Company's stock option plan as of July 31, 2003, 2002 and 2001 and changes for the years ending on those dates is presented below:

	Number of Shares	Expiration Date	Weighted Average Exercise Price
Options outstanding at July 31, 2000	525,291	2004–2009	$ 3.86
Options exercised	(17,325)	—	3.96
Options outstanding at July 31, 2001	507,966	2004–2009	3.85
Options exercised	(153,445)	—	3.61
Options forfeited	(5,513)	—	3.65
Options granted	183,750	2004–2011	13.31
Options outstanding at July 31, 2002	532,758	—	13.97
Options exercised	(1,000)	2009	3.84
Options outstanding at July 31, 2003	531,758	2004–2011	$13.97

Range of Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Price	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 3.60	85,751	0.75 years	$ 3.60	85,751	$ 3.60
$ 3.66	11,024	5.25 years	$ 3.66	11,024	$ 3.66
$ 3.84– 4.22	185,083	5.91 years	$ 4.06	185,083	$ 4.06
$ 4.34	66,150	3.42 years	$ 4.34	66,150	$ 4.34
$13.58–14.94	183,750	5.83 years	$14.01	183,750	$14.01

The Plan options are exercisable at various prices, none of which were in excess of 110% of the fair market value of the Company's common stock at the date of grant.

Data summarizing year-end options exercisable and weighted average fair value of options granted during the years ended July 31, 2003, 2002 and 2001 is shown below:

Options Exercisable	2003	2002	2001
Options exercisable at year end	531,758	532,758	507,966
Weighted average exercise price	$13.97	$13.97	$3.85
Weighted average fair value of options granted during the year	—	9.61	—
Weighted average remaining contractual life	6.07 years	7.07 years	6.98 years

10. Commitments, Contingencies and Other Matters

Employee Savings and Stock Investment Plan. Effective January 1, 1999, the Company amended and restated its Employee Savings and Stock Investment Plan organized under Section 401(k) of the Internal Revenue Code. Under the amended plan, employees may contribute up to 15% of their salary, limited to the maximum amount allowable under federal tax regulations. The Company will match 100% of the first 3% of employees' contributions and 50% of the next 2% of employees' contributions, provided that the matching contributions on behalf of any employee does not exceed 4% of employees' compensation. The Company may also make additional contributions at its discretion. An employee may invest in Company stock and several mutual funds. The Company's matching contributions for the years ended July 31, 2003, 2002 and 2001 were $653,000, $617,000, and $495,000, respectively.

Employment Agreements. The Company has employment agreements with five officers, which expire through October 31, 2006. The aggregate commitment for future salary, excluding bonuses, is $3,631,000. One agreement also provides for increases based on increases in the consumer price index and additional annual compensation based on 4% of pre-tax income, as defined, in excess of $3,000,000. Two other agreements provide for additional compensation based on 4% and 1% of income from operations, as defined, in excess of $3,300,000.

Leases. The Company rents various office facilities through 2008 under the terms of several lease agreements that include escalation clauses.

At July 31, 2003, minimum annual rental commitments under noncancellable operating leases are as follows:

Years Ended July 31,	
2004	$1,008,000
2005	875,000
2006	252,000
2007	60,000
2008	60,000
Thereafter	15,000
	$2,270,000

Rent expense for the years ended July 31, 2003, 2002 and 2001 was approximately $1,110,000, $853,000, and $858,000, respectively.

One lease agreement is with a company controlled by the Company's Chairman of the Board. Net rent expense under such lease agreement approximates $216,000 per year.

Litigation. The Company and certain of its officers and directors have been named as defendants in a consolidated class action brought on behalf of certain shareholders of SunStar Healthcare, Inc. ("SunStar"). The lawsuit asserts alleged acts or omissions, which resulted in misrepresentations or omissions of material information concerning the financial condition of SunStar. In February 2001, the Court dismissed the complaint and granted the plaintiffs leave to amend. In addition, the lawsuit alleges that the Company and certain directors exercised control over SunStar. In October 2001, the Court granted the defendants' motion to dismiss the complaint with prejudice. Plaintiffs did not appeal this decision.

In a related action, the director defendants are named in a case brought by the Department of Insurance of the State of Florida. The allegations in this action are similar to those alleged in the class action lawsuit, which was subsequently dismissed. Although the Company is not named in this action, the Company intends to indemnify the director defendants to the fullest extent permitted under its by-laws. On May 7, 2002, the Court granted the director defendants' motion to dismiss and granted the plaintiff leave to serve a further amended complaint. On July 24, 2001, the plaintiff served an amended complaint. On September 24, 2001, the director defendants filed a motion to dismiss the amended complaint.

Notes to Consolidated Financial Statements

(continued)

In September 2002, the director defendants (and certain other defendants) entered into a settlement agreement with the plaintiff to resolve this action. The settlement agreement, which is subject to court approval, was approved by the trial court in October 2002. The settlement agreement did not have any impact on the July 31, 2003 consolidated statement of earnings. A third party has appealed from the order of the trial court which approved the foregoing settlement agreement.

In October 2003, the Company's Connecticut Home Care subsidiary received a subpoena from the United States Attorney's Office in New Haven, Connecticut. The subpoena seeks production of documents in connection with an investigation into possible violations of certain federal health care laws. The records sought by the subpoena relate to the subsidiary's psychiatric nurses.

Credit Facility. The Company has a $7,500,000 committed revolving line of credit facility (the "credit facility") with its bank. The credit facility allows for the Company to borrow up to the lesser of $7,500,000 or 80% of eligible accounts receivable at the bank's prime rate or LIBOR plus 2.5%. The credit facility expires on October 23, 2003 and requires the Company to meet certain financial covenants and ratios. The Company is required to pay a .25% commitment fee on unused amounts. At July 31, 2003 and 2002, there was no outstanding balance under the credit facility.

11. Stock Dividends

The Board announced on April 25, 2002 the declaration of a 5% stock dividend payable May 17, 2002 to shareholders of record on May 10, 2002. The Board also announced on March 13, 2001 the declaration of a 5% stock dividend payable on March 23, 2001 to shareholders of record on March 16, 2001. The basic and diluted weighted average number of shares outstanding and net income per share information for all prior reporting periods have been restated to reflect the effects of the stock dividends.

12. Treasury Stock

In April 2003, the Board of Directors increased its annual program to repurchase its Common Stock from $1,000,000 to $3,000,000. Purchases would be made from time to time in the open market and through privately negotiated transactions, subject to general market and other conditions.

13. Summarized Quarterly Data (unaudited)

Presented below is a summary of the unaudited consolidated quarterly financial information for the years ended July 31, 2003 and 2002 (in thousands, except per share data):

	2003			
Quarter	First	Second	Third	Fourth
Net patient revenue	$22,939	$24,643	$25,120	$24,533
Cost of revenue	14,740	15,956	16,374	16,186
General and administrative expenses	5,603	5,982	6,020	5,942
Amortization of intangibles	140	151	150	150
Allowance for possible losses	50	50	75	125
Total operating expenses	20,533	22,139	22,619	22,403
Income from operations	2,406	2,504	2,501	2,130
Interest income	55	35	31	22
Income before income taxes	2,461	2,539	2,532	2,152
Provision for income taxes	987	1,065	1,038	811
Net income	$ 1,474	$ 1,474	$ 1,494	$ 1,341
Net income per common share:				
Basic	$ .26	$ .26	$ .27	$ .24
Diluted	$ .26	$ .26	$ .26	$ .24

Quarter	2002			
	First	Second	Third	Fourth
Net patient revenue	$20,274	$20,466	$20,620	$20,812
Cost of revenue	12,926	12,972	13,081	13,305
General and administrative expenses	4,824	5,012	5,186	5,645
Amortization of intangibles	137	136	136	137
Allowance for possible losses	115	65	65	50
Total operating expenses	18,002	18,185	18,468	19,137
Income from operations	2,272	2,281	2,152	1,675
Interest income	78	44	48	57
Income before income taxes	2,350	2,325	2,200	1,732
Provision for income taxes	936	904	839	657
Net income	$ 1,414	$ 1,421	$ 1,361	$ 1,075
Net income per common share:				
Basic	$ .26	$ .26	$ .25	$ .19
Diluted	$ .25	$ .24	$ .24	$ .18

Report of Independent Certified Public Accountants

Board of Directors and Stockholders
National Home Health Care Corp.
Scarsdale, New York

We have audited the accompanying consolidated balance sheets of National Home Health Care Corp. and Subsidiaries as of July 31, 2003 and 2002 and the related consolidated statements of earnings, changes in stockholders' equity and cash flows for the years ended July 31, 2003, 2002 and 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of National Home Health Care Corp. and Subsidiaries at July 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended July 31, 2003, 2002 and 2001 in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

BDO Seidman, LLP
Valhalla, New York
October 3, 2003

Corporate Directory

BOARD OF DIRECTORS

Frederick H. Fialkow
Chairman of the Board
National Home Health Care Corp.

Steven Fialkow
President, Chief Executive Officer and Secretary
National Home Health Care Corp.

Ira Greifer, M.D.
Director
Professor of Pediatrics
Albert Einstein College of Medicine/
Montefiore Medical Center

Bernard Levine, M.D.
Professor of Medicine
New York University School of Medicine
Private Investor

Robert C. Pordy, M.D.
Director
International Cardiovascular Clinical Research
Hoffman-LaRoche Inc.

Harold Shulman, CPA
Chairman
Shulman, Cohen, Furst & Co. P.C.

CORPORATE OFFICERS

Frederick H. Fialkow
Chairman of the Board

Steven Fialkow
President, Chief Executive Officer and Secretary

Robert P. Heller
Vice President of Finance and Chief Financial Officer

OFFICER OF HEALTH ACQUISITION CORP.
d/b/a Allen Health Care Services

Richard Garofalo
President and Chief Operating Officer

OFFICER OF IMPRESSIVE STAFFING CORP.

Richard Garofalo
President and Chief Operating Officer

OFFICER OF NEW ENGLAND HOME CARE, INC.

Kimberly Nystrom
President and Chief Operating Officer

OFFICER OF CONNECTICUT
STAFFING WORKS CORP.

Kimberly Nystrom
President and Chief Operating Officer

OFFICER OF ACCREDITED HEALTH SERVICES, INC.

Melissa Eschert
President and Chief Operating Officer

OFFICER OF NEW JERSEY STAFFING WORKS CORP.

Melissa Eschert
President and Chief Operating Officer

OFFICER OF MEDICAL RESOURCES
HOME HEALTH CORP.

Carolyn McCarthy
President and Chief Operating Officer

AUDITORS

BDO Seidman, LLP
115 Stevens Avenue
Valhalla, New York 10595

TRANSFER AGENT

American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10007

COUNSEL

Jenkens, Gilchrist, Parker Chapin LLP
The Chrysler Building
405 Lexington Avenue
New York, New York 10174

FORM 10-K

Copies of the Form 10-K filed with the Securities and Exchange Commission are available to stockholders on request from:

National Home Health Care Corp.
700 White Plains Road, Suite 275
Scarsdale, New York 10583
www.nhhc.net

Designed by Curran & Connors, Inc. / www.curran-connors.com

NATIONAL HOME HEALTH CARE CORP.
700 White Plains Road, Suite 275, Scarsdale, New York 10583
Phone: (914) 722-9000 Fax: (914) 722-9239
Website: www.nhhc.net